Morgan Stanley U.S. Government Securities Trust
Item 77O- Transactions effected pursuant to Rule 10f-3

Securities Purchased:	FHLMC Series K-103 Class X-1 0.843%
due 1/25/2021
Purchase/Trade Date:	5/17/2011
Size of Offering/shares: $1,097,181,000
Offering Price of Shares: $4.497
Amount of Shares Purchased by Fund: $36,200,000
Percentage of Offering Purchased by Fund: 3.299
Percentage of Funds Total Assets: 0.15
Brokers: Morgan Stanley, BofA Merrill Lynch, Barclays Capital,
Wells Fargo Securities, Citi, Goldman, Sachs & Co.
Purchased from:  Banc of America

Securities Purchased:	FHLMC Series K-702 Class A-2 3.154%
due 2/15/2018
Purchase/Trade Date:	6/9/2011
Size of Offering/shares: $906,499,000
Offering Price of Shares: $100.999
Amount of Shares Purchased by Fund: $3,700,000
Percentage of Offering Purchased by Fund: 0.408
Percentage of Funds Total Assets: 0.34
Brokers: JP Morgan, Morgan Stanley, BofA Merrill Lynch, Barclays
Capital, Credit Suisse, Jefferies
Purchased from:  JP Morgan